October 21, 2005

Via Facsimile (202) 772-9202 and EDGAR

Ms. Donna Di Silvio
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	American Beverage Company - AmBev. Form 20-F for the fiscal year ended December 31, 2004 File No. 001-15194

Dear Ms. Di Silvio:

This letter responds to your letter dated September 12, 2005 (the “Comment Letter”), providing comments of the staff of the United States Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 20-F of American Beverage Company - AmBev (“AmBev” or the “Company”) for the year ended December 31, 2004, filed by AmBev on July 1, 2005, as amended by its Amendment No. 1, filed by AmBev on August 3, 2005 (AmBev’s “2004 Annual Report”).

For your convenience, each comment from the Comment Letter has been reproduced below, followed by AmBev’s response to such comment.

Controls and Procedures, page 144

1.
Please clarify your disclosure in future filings and tell us if your officers concluded that disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 15(a) of Form 20-F.

We confirm to the Staff that our chief executive officers and chief financial officer have concluded that our disclosure controls and procedures were, as of the end of the period covered by the report, (i) effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (ii) effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. In response to the Staff’s comment, we undertake to include such disclosure in future filings.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

2.	Please tell us where the report from the independent accounting firm was issued and indicate the place of issuance in future filings. See Rule 2-02(a) of Regulation S-X.

The report of our independent registered public accounting firm included on page F-2 of our 2004 Annual Report was issued in São Paulo, Brazil. In response to the Staff’s comment, our independent registered public accounting firm will undertake to include such disclosure in future filings.

Note 2. Summary of Our Significant Accounting Policies, page F-16
ab) Proportionally consolidated financial statements, page F-23

3.
Please advise or revise future filings to include summarized cash flow information resulting from operating, financing and investing activities relating to your pro rata interest in Quinsa. See Item 17 (c)(2)(vii) of Form 20-F.

The condensed balance sheet and statement of operations presented on pages F-72 and 73 of our 2004 Annual Report were prepared under US GAAP and reflect the Company’s investment in Quinsa under the equity method of accounting. The Statement of Cash Flows presented on pages F-11 and 12 of our 2004 Annual Report has been prepared in accordance with IAS 7 as allowed by Item 17 (c)(2)(iii) of Form 20-F. The summarized cash flow information resulting from operating, investing and financing activities related to our pro rata interest in Quinsa for the years ended December 31, 2003 and 2004 are as follows:

Cash flows from:	2003	2004
	(R$ in millions)
Operating Activities	168.4	323.5
Investing Activities	(172.9)	(151.8)
Financing Activities	(89.9)	(40.6)

Since the Company did not acquire its interest in Quinsa until 2003, there is no applicable disclosure to be made for 2002. In response to the Staff’s comment, we undertake to include such disclosure in future filings.

Note 11. Loans and Financing, page F-32

4.
Disclosure beginning on page 73 indicates there are restrictions on the distribution and transfer of funds. Please tell us and disclose what amounts of retained earnings or net income is restricted as required by Rule 4-08(e). Also, please tell us what consideration was given to providing Schedule I pursuant to Rule 5-04 of Regulation S-X. In your response please include, if appropriate, how you determined the restricted net assets of the registrant’s consolidated net assets does not exceed 25% of the registrant’s consolidated net assets as defined in Rule 4-08(e)(3) of Regulation S-X.

The disclosure intends to inform that certain of Labatt’s debt agreements contain clauses that restrict the transfer of funds to related companies, including AmBev, if a certain leverage ratio is reached. As disclosed in the first paragraph of page 76 of our 2004 Annual Report, as of the date of the end of the period covered by such report, there were no amounts of retained earnings or net income of Labatt that are restricted. It was not our intent to have readers infer that such restrictions exist by making the mentioned disclosure.

We supplementally disclose that the Company has no other restrictions on the payment of dividends, except for the customary restrictions imposed by Brazilian Corporate Law. The Company has distributed all of the results of operations of 2004 and currently has appropriated R$208.7 million and R$225.0 million as Legal and Statutory Investments Reserves, respectively, in accordance with Brazilian Corporate Law and as disclosed on page F-7 of our 2004 Annual Report. There are no undistributed earnings of 50 percent or less owned persons accounted for by the equity method included in consolidated retained earnings of the Company and no restricted net assets. Consequently, the Company deemed the disclosures set forth in Schedule I pursuant to Rule 5-04 of Regulation S-X to be unnecessary.

Note 24. Summary of Principal Differences between Brazilian GAAP and US GAAP, page F-58 (a)(i) Supplementary inflation restatement in 1996 and 1997 for US GAAP

5.
We note inflation accounting was discontinued effective January 1996 under Brazilian GAAP and two years later under US GAAP. As a result additional inflation restatement adjustments are reflected in the two-year period ended December 31, 1997. Please expand your disclosure to clarify the subsequent adjustments to shareholders equity under US GAAP at December 31, 2004, 2003 and 2002 and show us what your disclosures will look like revised.

The disclosure in Note 24(a)(i) to our financial statements aims to inform the users of the financial statements that for US GAAP purposes Brazil did not cease being a highly inflationary economy until December 31, 1997 and accordingly, the Company continued to record the effects of inflation on property, plant and equipment, investments, deferred charges (together denominated “Permanent Assets”) and shareholders’ equity from January 1, 1996 to December 31, 1997. The amounts reflect the carrying amount of the original adjustment, net of depreciation.

The US GAAP income adjustments represent the annual depreciation of the restatements of fixed assets, which resulted from the inflation accounting adjustments applied during 1996 and 1997.

In response to the Staff’s comment, we undertake to revise the second paragraph of Note 24(a)(i) in future filings to include the clarifications set forth above.

(v) Business combinations, page F-60

6.
We note the Labatt Transaction was accounted for as an acquisition for both Brazilian and US GAAP reporting and accounted for as a pooling of interest and purchase, respectively. Please tell us what consideration you gave to providing pre-combination financial statements pursuant to Rule 3-05 of Regulation S-X of Labatt acquired on August 27, 2004. Please include in your response your evaluation of significance.

The Company did not consider necessary providing pre-combination financial statements of Labatt acquired on August 27, 2004, pursuant to Rule 3-05 of Regulation S-X. The Company respectfully understands that the financial statements of an acquired business or of a business to be acquired that are significant are required in a registration statement. Financial statements of a business acquired or to be acquired are not required in annual reports to shareholders on Form 20-F.

7.
On page 24 you disclose that the US GAAP reporting for the acquisition of Labatt by AmBev was based on the substantive participating rights that FAHZ enjoys under the AmBev Shareholders’ Agreement. Please clarify for us the substantive participating rights of FAHZ upon which you based the US GAAP accounting and why these rights determined the appropriate accounting.

Summary Accounting Analysis

As of August 27, 2004, when the InBev-AmBev transactions were completed (please refer to pages 23-25 of the 2004 Annual Report), InBev held a 68.6% voting interest and a 49.8% economic interest in AmBev. The Company analyzed the factors in paragraph 17 of FAS 141 (Business Combinations) to determine if

InBev was the accounting acquirer of AmBev. In assessing the criteria set forth in paragraph 17, the Company also considered the guidance in EITF 96-16 (Investor’s Accounting for an Interest when the Investor has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights) to determine whether the approval rights accorded the Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência (“FAHZ”) represented substantive participating rights. Based on the analysis of the AmBev Shareholders’ Agreement, dated July 1, 1999, as amended, the Company concluded that the FAHZ has substantive participating rights (see below, section “Substantive Participating Rights”) in relation to AmBev that enable it to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. Based on this, the Company concluded that a step-up of AmBev’s assets and liabilities was not appropriate. Rather, AmBev had issued its shares to acquire 99.9% of the capital stock of Labatt ApS, and Labbatt ApS should be accounted for at fair value. AmBev began consolidating Labatt as from August 27, 2004.

Substantive Participating Rights

The FAHZ and InBev Holding Brasil S.A., an indirect subsidiary of InBev S.A./N.V. (“InBev Brasil”), held as of the date of the 2004 Annual Report shares of AmBev common stock that represent approximately 86.5% of the total voting power of AmBev’s capital stock, and approximately 70.92% of the total voting power of AmBev’s capital stock is subject to AmBev’s Shareholders Agreement.

According to AmBev’s Shareholders’ Agreement, the FAHZ, Interbrew International B.V. and AmBrew S.A. (both of which are indirect subsidiaries of InBev S.A./N.V.)1  must unanimously approve the following fundamental matters, among others, that the Company concluded represent substantive participating rights:

●	approval of the annual investment budget of AmBev and/or any of its subsidiaries when the amount of the investments exceed 8.7% of net sales of AmBev foreseen for the same fiscal year;
●	designation, dismissal and substitution of the Chief Executive Officers of AmBev;
●	approval of or amendment to the remuneration policy for the Board of Directors and of the executive board of AmBev, as well as of its subsidiaries;

1 On July 28, 2005, InBev Brasil was merged into AmBev. As a result, the AmBev shares owned by InBev Brasil were canceled, and AmBev issued the same amount of shares to AmBrew S.A. and to Interbrew International B.V. (which were the shareholders of InBev Brasil prior to the aforementioned merger into AmBev).

●	approval of stock ownership plans for the managers and employees of AmBev and/or its subsidiaries;
●	the incurrence by AmBev and/or any of its subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 1.5;
●	the execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of AmBev or its subsidiaries;
●
the extension of loans or the offer of guarantees of any kind by AmBev and/or any of its subsidiaries to any third parties in an amount greater than 1% of AmBev’s shareholders’ equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of AmBev and its subsidiaries, or in favor of the subsidiaries themselves; and

●	election of members of committees of AmBev’s Board of Directors.

The AmBev Shareholders’ Agreement provides that whenever the FAHZ, Interbrew International B.V. and AmBrew S.A. fail to reach consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. The AmBev Shareholders’ Agreement also provides that any votes cast by the FAHZ, Interbrew International B.V. and AmBrew S.A., or by any of the Board members appointed by each of them, in violation of the provisions of the AmBev Shareholders’ Agreement will be deemed null, void and ineffective.

In addition to the foregoing, the Boards of Directors of AmBev and its subsidiaries deliberate and approve the annual operating budget and other matters in the ordinary course of business of AmBev and its subsidiaries.

Under the AmBev Shareholders’ Agreement, each of the FAHZ, Interbrew International B.V. and AmBrew S.A. will have representation on the Board of Directors of AmBev and its subsidiaries. The Boards of Directors of AmBev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years and reelection being permitted. The FAHZ has the right to appoint four directors and their respective alternates to the Boards of Directors. Interbrew International B.V. and AmBrew S.A. have the right to appoint members and its alternates to the Boards of Directors of AmBev and its subsidiaries, in a number proportionate to the number of members appointed by the FAHZ. Such proportion is based on the ratio between the FAHZ’s holdings and the holding of Interbrew International B.V. and AmBrew S.A. in the voting capital of AmBev. Each of FAHZ, Interbrew International B.V. and AmBrew S.A. may remove a director that it has appointed to the Board of Directors of AmBev or its subsidiaries, and each also has the right to appoint the respective replacement or a new alternate.

The requirement of approval by the FAHZ to the matters described in the AmBev’s Shareholders’ Agreement, prior to the General Shareholders’ Meeting, grants FAHZ the right to effectively participate in decisions that occur as part of the ordinary course of AmBev’s business and are significant factors in directing and carrying out the activities of AmBev’s business.

This is indicated by the following:

●
By appointing members to the Board of Directors of AmBev and its subsidiaries and approving the Chief Executive Officers of the Company, as well as members of committees of AmBev’s Board of Directors (for example, our Executive Committee and Finance Committee), the FAHZ guarantees its participation in the ordinary course of AmBev’s business, including the approval of annual operating and investment budgets and the compensation policies of AmBev and its subsidiaries; and

●
By approving the remuneration policy of the Board of Directors and of the executive board of the Company as well as the Stock Option Purchase Plans for the managers and employees of the Company and/or subsidiaries, the FAHZ participates in a significant part of the Company’s strategy to hire and maintain the best talents available.

8.	Please disclose, if so, that the results of operations for Labatt were consolidated for the period from August 27, 2004 until December 31, 2004 under US GAAP. See FAS 141 paragraph 51.

We confirm that the results of operations for Labatt were consolidated from August 27, 2004 to December 31, 2004 under US GAAP. In response to the Staff’s comment, we undertake to include such disclosure in future filings.

9.	Please tell us what factors you considered in determining the useful life of 100 years for the contractual agreements in the Labatt transaction.

The useful life of 100 years for the contractual agreements for the marketing of Budweiser® in Canada is based on the original term stipulated in such contractual agreements. The remaining useful life of the contract at the time of the closing of the Labatt acquisition, and which was used to calculate the amortization for the four months ended December 31, 2004, was 93 years and four months.

10.
Please tell us and revise your disclosure in future filings to include the level at which you test for goodwill impairment and address how you measure the amount of impairment loss under US GAAP. See FAS 142 paragraphs 19 and 20.

The goodwill recorded on the Company’s consolidated balance sheet is tested annually for impairment using the two-step method required by paragraph 19 of FAS 142. Goodwill is first allocated to the reporting unit it relates to and then the fair value of that reporting unit (including the goodwill value) is determined. If the fair value of the reporting unit exceeds its carrying value, the goodwill of the reporting unit is not considered impaired and step two of the impairment test is not required. It is the Company’s policy to determine reporting units on a geographical basis as follows: Brazil (AmBev Brazil); Argentina (Quinsa); Hispanic Latin America (excluding Quinsa); and North America (Labatt). These reporting units coincide with the operating segments used by the Company to manage the business. At December 31, 2004, the amount of goodwill recognized on the Company’s consolidated balance sheet under US GAAP is substantially related to Labatt, which was acquired on August 27, 2004. Labatt is considered by the Company to be a separate reporting unit and, accordingly, such goodwill was tested for impairment at September 30, 2004 in accordance with paragraphs 19 and 20 of FAS 142, and no impairment was identified. In response to the Staff’s comment, we undertake to include such disclosure in future filings.

_________________________

Please note that attached hereto as Exhibit A is the written acknowledgement requested by the Staff.

Please contact João Maurício Giffoni de Castro Neves at (5511) 2122-1428 if you would like to discuss our responses to the Comment Letter.

Very truly yours,
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
By:	/s/ Luiz Fernando Ziegler de Saint Edmond
Name: Luiz Fernando Ziegler de Saint Edmond
Title: Chief Executive Officer for Latin America

By:	/s/ João Maurício Giffoni de Castro Neves
Name: João Maurício Giffoni de Castro Neves
Title: Chief Financial Officer

Copies to:

- Michael Moran, Branch Chief, U.S. Securities and Exchange Commission

- David Mercado, Cravath, Swaine & Moore LLP

- Edward Ruiz, Deloitte Touche Tohmatsu, São Paulo office

Exhibit A

The undersigned (the “Company”) hereby acknowledges that in connection with the Form 20-F filed on July 1, 2005, as amended by its Amendment No. 1, filed by the Company on August 3, 2005 (File No. 001-15194):

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

•	comments of the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
By:	/s/ João Maurício Giffoni de Castro Neves
Name: João Maurício Giffoni de Castro Neves
Title: Chief Financial Officer

By:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: General Counsel